NETFABRIC HOLDINGS, INC.
                               Three Stewart Court
                               Denville, NJ 07834
                               Phone: 973-887-2785
                                Fax: 973-442-0540

                                                                   June 28, 2006

Via Edgar

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C 20549

Attention: Mr. John Reynolds

Dear Mr. Reynolds

Re: NetFabric Holdings, Inc. Registration Statement on Form SB-2, File Number 333-129394 Filed on November 2, 2005

      Pursuant to Rule 477 of the Securities Act of 1933, as amended ("Securities Act'), NetFabric Holdings, Inc., a Delaware corporation (the "Registrant"), herby applies for an Order granting immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto (File No. 333-129394) (collectively the `Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the' Commission') on November 2, 2005. No securities have been sold pursuant to the Registration Statement and all activities in respect of the offering have been discontinued.

      Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please do not hesitate to contact the undersigned with any questions you may have.

      Very truly yours

      /s/ Fahad Syed
      ---------------------------
      Fahad Syed
      Chief Executive Officer

Cc    Mr. Clayton Parker, Esq.